

Mail Stop 3561

January 13, 2016

Mr. Inderpreet Singh Wadhwa
Chief Executive Officer
Azure Power Global Limited
8 Local Shopping Complex
Pushp Vihar, New Delhi 110062, India

> **Re:** **Azure Power Global Limited**
> **Registration Statement on Form F-1**
> **Filed December 16, 2015**
> **File No. 333-208584**

Dear Mr. Wadhwa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

General and Administrative Expenses, page 78

1. We note that you have explained Rs. 156.9 of the Rs. 190.4 million total increase in general and administrative expenses during the year ended March 31, 2015 compared to the prior year. Please expand your discussion to explain the remaining Rs. 33.5 million change between periods and to explain why this line item increased as a percentage of sales.

<u>Liquidity Position</u>

<u>Compulsorily Convertible Preferred Shares, page 81</u>

2. We note your disclosure in the fourth paragraph on page 82 that you have continued to treat your compulsorily convertible preferred shares as a non-current liability due to certain limitations in the amount that can be bought back within twelve months of the balance sheet. As your Series A, B, C, D and F compulsorily convertible preferred shares are classified within mezzanine equity on your balance sheet, it appears that this disclosure may be related solely to your Series E compulsorily convertible preferred shares which are classified as long-term debt. Please revise your disclosures as necessary.

<u>Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014</u>

<u>Cash flow data, page 84</u>

3. We are unable to calculate all amounts presented in the "Change" column of your tables presented on pages 84 and 86. Please revise your disclosures as necessary.

<u>Year Ended March 31, 2015 Compared to Year Ended March 31, 2014</u>

<u>Financing Activities, page 86</u>

4. We note that as part of your explanation of your cash flows from financing activities during the year ended March 31, 2015 you disclose that you raised Rs. 238.6 from the issuance of compulsorily convertible debentures. However, based on your statement of cash flows it appears you raised Rs. 180 million from the issuance of compulsorily convertible debentures. Please revise for accuracy or tell us why you believe no revision is necessary.

<u>Management</u>

<u>Audit Committee, page 127</u>

5. Please tell us how you determined that Mr. Elmore satisfies the audit committee independence requirements set forth in the New York Stock Exchange's Listed Company Manual in light of the fact that he has guaranteed a bank loan to Mr. Inderpreet Wadhwa and is a managing member of Foundation Capital Management Co., VI, LLC, which beneficially owns FC VI India Venture, a 5% or greater holder of your shares.

Related Party Transactions

Shareholders Agreement, page 139

6. We note that you, AZI, and your founders have entered into an amended shareholders agreement. Please enhance your disclosure of the material terms of this agreement. For example, you state that the agreement confers board nomination rights but you do not disclose which shareholder(s) holds such rights and how many board members the shareholder(s) may nominate

Taxation, page 155

7. Please clarify why a tax opinion has not been provided for the jurisdiction of the United States.

Financial Statements for the Year Ended March 31, 2015 and 2015

General

8. Please update your interim financial statements to include unaudited financial statements for the six months ended September 30, 2015 and 2014. Please refer to Item 4(b) of Form F-1, Item 8 A.5. of Form 20-F and Rule 3-12(f) of Regulation S-X.

Note 10. Long term debt, page F-22

9. We note your response to comment 5 wherein you refer us to your response to comment 8 in your response dated May 27, 2015. You stated in your response dated May 27, 2015 that compulsory convertible debentures of one holder do not convert upon consummation of the IPO, but instead convert upon the expiration of a lock-up period. In the current response, however, you state that all of your convertible securities, including the compulsory convertible debentures, will convert to equity shares immediately prior to the closing of the IPO. So that we may clearly understand your responses, please provide the following information:

- Please confirm, if true, that the compulsory convertible debentures of the one holder you previously stated would convert upon the expiration of a lock-up period, do in fact convert upon consummation of the IPO.

- If such debentures do not convert upon consummation of the IPO, please tell us whether the restricted net assets of your consolidated and unconsolidated subsidiaries and the parent company's equity in the undistributed earnings of 50 percent or less owned persons would exceed 25 percent of your consolidated net assets at either of the March 31, 2015 or June 30, 2015 testing dates if you did not treat such debentures as having been converted at each of those dates. If such threshold is met, please provide the disclosures required by Rule 4-08(e) of Regulation S-X.

Condensed Consolidated Financial Statements for the Three Months Ended June 30, 2015 and
2014

Note 9. Long term debt, page F-59

10. We note your disclosure on page F-63 that during September 2015 you obtained waivers
    from your lenders for certain debt covenant violations and "as a result of which, the
    aforementioned loans have been classified as current as of June 30, 2015." Please
    confirm whether or not the related debt is classified as current at June 30, 2015 and revise
    your disclosures if necessary.

Note 18. Fair Value Measurements, page F-71

11. Please tell us why you have classified your compulsory convertible debentures and
    preferred shares within the Level 2 fair value hierarchy as of June 30, 2015. If there truly
    was a classification change from Level 3 during the interim period, tell us in detail how
    you determined Level 2 was an appropriate classification and provide the disclosures
    required by ASC 820-10-50-2.

5.1 Opinion

12. Please have counsel clarify that, when issued, the Shares will be non-assessable as that
    term is understood under U.S. law. In this regard, it appears that counsel's opinion
    references a definition of "non-assessable" that differs from U.S. law. Refer to Section
    II.B.1.c of Staff Legal Bulletin 19 located at our web-site.

13. Because your counsel is using a short-form tax opinion, revise the prospectus to state that
    the discussion constitutes counsel's opinion and counsel's opinion should be revised to
    confirm that the discussion in the prospectus constitutes their opinion. Refer to Section
    III.C.2 of Staff Legal Bulletin 19 located at our web-site.

8.1 Opinion

14. Here, or in the section of the prospectus entitled "Indian Taxation," please have counsel
    clearly identify each material tax consequence being opined upon, set forth their opinion
    for each identified tax item, and set forth the basis for the opinion. Refer to Section
    III.C.1 of Staff Legal Bulletin 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

Cc: Thomas Ivey, Esq.
     Sandeep Chopra